September 15,2008
VIA SEDAR
Alberta Securities Commission
Alberta Stock Exchange Tower
4th Floor, 300 – 5th Avenue S.W.
Calgary, AB T2P 3C4
Dear Sirs/Mesdames:

Re:	Filing of Revised Annual Information Form
Accompanying this letter is a revised annual information form (the “Revised AIF”) of Pengrowth Energy Trust (“Pengrowth”) which we are filing with the securities regulator authorities in each of the jurisdictions in which Pengrowth is a reporting issuer. The Revised AIF corrects several typographical errors that appeared in Pengrowth’s March 19, 2008 annual information form. Specifically, on pages 37 and 40 the units in the columns relating to natural gas and coal bed methane have been corrected to state “MMcf” and on page 51 the units relating to costs incurred have been corrected to state “$M”.
While Pengrowth believes these errors to be minor in nature, as they relate to Pengrowth’s oil and gas reserves information, Pengrowth considers it prudent that they be corrected, and therefore the revised AIF is being filed.
Attached are blacklined pages illustrating the changes that have been made in the Revised AIF.
Yours truly,
BENNETT JONES LLP
(signed) Bradley D. Markel
Bradley D. Markel

cc:	British Columbia Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Quebec Autorite des Marches Financiers
New Brunswick Securities Administration Branch
Nova Scotia Securities Commission
Prince Edward Island Office of the Attorney General Securities Division
Securities Commission of Newfoundland and Labrador

PENGROWTH ENERGY TRUST

REVISED ANNUAL INFORMATION FORM

For the year ended December 31, 2007

March 19, 2008
(except for pages 37, 40 and 51 which are as of September 15, 2008)

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Reserves Data (Forecast Prices and Costs)

Summary of Oil and Gas Reserves as of December 31, 2007 (Forecast Prices and Costs)

	Light and Medium Oil			Heavy Oil			Natural Gas Liquids		
Reserves Category	**Company Interest (Mbbls)**	**Gross Interest (Mbbls)**	**Net Interest (Mbbls)**	**Company Interest (Mbbls)**	**Gross Interest (Mbbls)**	**Net Interest (Mbbls)**	**Company Interest (Mbbls)**	**Gross Interest (Mbbls)**	**Net Interest (Mbbls)**
Proved Reserves									
Proved Developed Producing	73,509	73,350	63,961	14,682	14,674	13,196	19,920	19,813	14,312
Proved Developed Non-Producing	482	482	406	30	30	29	504	504	325
Proved Undeveloped	18,986	18,985	15,690	2,194	2,194	1,899	1,361	1,361	1,053
Total Proved Reserves	**92,977**	**92,817**	**80,057**	**16,906**	**16,898**	**15,124**	**21,786**	**21,677**	**15,691**
Probable Reserves	31,211	31,180	26,533	4,885	4,883	4,273	7,208	7,185	5,195
Total Proved Plus Probable Reserves	**124,188**	**123,997**	**106,590**	**21,792**	**21,781**	**19,397**	**28,994**	**28,862**	**20,885**

	Natural Gas			Coal Bed Methane			Total Oil Equivalent Basis[(1)]		
Reserves Category	**Company Interest** (~~bcf~~MMcf)	**Gross Interest** (~~bcf~~MMcf)	**Net Interest** (~~bcf~~MMcf)	**Company Interest** (~~bcf~~MMcf)	**Gross Interest** (~~bcf~~MMcf)	**Net Interest** (~~bcf~~MMcf)	**Company Interest** (Mboe)	**Gross Interest** (Mboe)	**Net Interest** (Mboe)
Proved Reserves									
Proved Developed Producing	547,462	543,054	437,824	21,257	20,460	19,101	202,898	201,755	167,624
Proved Developed Non-Producing	21,168	21,084	16,044	2,712	2,632	2,405	4,997	4,968	3,835
Proved Undeveloped	50,351	50,224	41,057	14,049	13,911	12,341	33,275	33,230	27,542
Total Proved Reserves	**618,981**	**614,363**	**494,925**	**38,018**	**37,002**	**33,847**	**241,169**	**239,953**	**199,000**
Probable Reserves	195,282	193,874	155,116	17,402	17,115	15,579	78,752	78,414	64,450
Total Proved Plus Probable Reserves	**814,263**	**808,237**	**650,041**	**55,420**	**54,117**	**49,426**	**319,921**	**318,367**	**263,450**

Note:

(1) Natural gas has been converted to barrels of oil equivalent on the basis of six Mcf of natural gas being equal to one barrel of oil.

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Reserves Data (Constant Prices and Costs)

Summary of Oil And Gas Reserves as of December 31, 2007 (Constant Prices and Costs)

	Height and Medium Oil			Heavy Oil			Natural Gas Liquids		
Reserves Category	Company Interest (Mbbls)	Gross Interest (Mbbls)	Net Interest (Mbbls)	Company Interest (Mbbls)	Gross Interest (Mbbls)	Net Interest (Mbbls)	Company Interest (Mbbls)	Gross Interest (Mbbls)	Net Interest (Mbbls)
Proved Reserves									
Proved Developed Producing	73,715	73,550	64,184	14,591	14,583	13,185	19,922	19,814	14,274
Proved Developed Non-Producing	1,040	1,040	914	95	95	89	559	558	381
Proved Undeveloped	19,014	19,013	15,555	2,194	2,194	1,899	1,363	1,363	1,053
Total Proved Reserves	**93,769**	**93,603**	**80,653**	**16,880**	**16,872**	**15,173**	**21,845**	**21,736**	**15,708**
Probable Reserves	31,338	31,311	26,655	4,863	4,861	4,260	7,203	7,180	5,186
Total Proved Plus Probable Reserves	**125,107**	**124,914**	**107,308**	**21,744**	**21,733**	**19,433**	**29,048**	**28,916**	**20,893**

	Natural Gas			Coal Bed Methane			Total Oil Equivalent Basis[1].		
RESERVES CATEGORY	Company Interest (~~bef~~MMcf)	Gross Interest (~~bef~~MMcf)	Net Interest (~~bef~~MMcf)	Company Interest (~~bef~~MMcf)	Gross Interest (~~bef~~MMcf)	Net Interest (~~bef~~MMcf)	Company Interest (Mboe)	Gross Interest (Mboe)	Net Interest (Mboe)
Proved Reserves									
Proved Developed Producing	546,528	542,127	437,085	21,173	20,376	19,026	202,845	201,698	167,661
Proved Developed Non-Producing	21,555	21,462	16,328	2,797	2,716	2,481	5,752	5,722	4,519
Proved Undeveloped	50,778	50,646	41,437	14,049	13,911	12,341	33,376	33,330	27,470
Total Proved Reserves	**618,861**	**614,234**	**494,850**	**38,019**	**37,003**	**33,848**	**241,974**	**240,751**	**199,650**
Probable Reserves	195,196	193,799	155,060	17,403	17,116	15,579	78,838	78,505	64,541
Total Proved Plus Probable Reserves	**814,057**	**808,033**	**649,910**	**55,422**	**54,119**	**49,427**	**320,812**	**319,256**	**264,191**

Note:

(1) Natural gas has been converted to barrels of oil equivalent on the basis of six Mcf of natural gas being equal to one barrel of oil.

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The following tables summarize Pengrowth's total asset retirement obligationobligations as at December 31, 2007:

Asset Retirement Obligations

	2008 ($M)	2009 ($M)	2010 ($M)	Remainder ($M)	Total ($M)
Total Abandonment, Reclamation, Remediation & Dismantling	17,287	18,046	21,363	1,958,381	2,015,077
Discounted at 10 percent	16,483	15,642	16,834	220,908	269,867

GLJ's estimate of reserves includes $194 million ($67 million when discounted at 10 percent) of the asset retirement obligations in the above table.

Costs Incurred

The following table outlines property acquisition, exploration and development costs incurred during the financial year ended December 31, 2007. These costs include only those costs which are cash or cash equivalent. equivalent.

Nature of Cost	Amount ($MMM)
Acquisition Costs[1]:	
Proved	823,566
Unproved	212,317
Exploration Costs	21,192
Development Costs	261,866
Total	1,318,941

Note:

(1) Based on the values assigned to property, plant and equipment in the purchase price allocations for the CP Acquisition and for several minor property acquisitions..

Exploration and Development Activities

The following table summarizes the results of development and exploration activities during the financial year ended December 31, 2007.

	Development		Exploration		Total	
	Gross	Net	Gross	Net	Gross	Net
Wells						
Gas	383	130.7	6	2.2	389	132.9
Oil	84	19.9	6	5.3	90	25.2
Service	15	8.4	-	-	15	8.4
Dry	12	5.6	5	2.6	17	8.2
Total	494	164.6	17	10.1	511	174.7

Production Estimates

The following tables summarize the average daily volume of Gross production estimated by GLJ for the year ended December 31, 2008 for all properties held on December 31, 2007 using constant and forecast prices and costs, all of which will be produced in Canada. These estimates assume certain activities take place, such as the development of Undeveloped Reserves, and that there are no dispositions. Pengrowth estimates its 2008 production to be between 80,000 and 82,000 boepd.

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APPENDIX A

Report On Reserves Data By Independent

Qualified Reserves Evaluator On Form 51-101F2

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FORM 51-101F2
REPORT ON RESERVES DATA
BY
INDEPENDENT QUALIFIED RESERVES
EVALUATOR OR AUDITOR

To the board of directors of Pengrowth Corporation (the "Company"):

1. We have prepared an evaluation of the Company's reserves data as at December 31, 2007. The reserves data are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2007, estimated using forecast prices and costs.

2. The reserves data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

   We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions in the COGE Handbook.

4. The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the year ended December 31, 2007, and identifies the respective portions thereof that we have audited, evaluated and reviewed and reported on to the Company's board of directors:

Independent Qualified Reserves Evaluator	Description and Preparation Date of Evaluation Report	Location of Reserves (Country or Foreign Geographic Area)	Net Present Value of Future Net Revenue (before income taxes, 10% discount rate - $MM)			
			Audited	Evaluated	Reviewed	Total
GLJ Petroleum Consultants	January 15, 2008	Canada	-	$5,456	-	**$5,456**

5. In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook.

6. We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

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7. Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

However, any variations should be consistent with the fact that reserves are categorized according to the probability of their recovery.

EXECUTED as to our report referred to above:

GLJ Petroleum Consultants Ltd., Calgary, Alberta, Canada, ~~February 8,~~September 15, 2008

(signed) *"Doug R. Sutton"*
Doug R. Sutton, P.Eng.
Vice-President

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APPENDIX B

Report Of Management And Directors On

Oil And Gas Disclosure On Form 51-101F3

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FORM 51-101F3
REPORT OF
MANAGEMENT AND DIRECTORS
ON OIL AND GAS DISCLOSURE

Management of Pengrowth Corporation (the "Company") are responsible for the preparation and disclosure of information with respect to the oil and gas activities of Pengrowth Energy Trust (the "Pengrowth Trust") in accordance with securities regulatory requirements. This information includes reserves data which are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2007, estimated using forecast prices and costs.

An independent qualified reserves evaluator has evaluated the Company's reserves data. The report of the independent qualified reserves evaluator will be filed with securities regulatory authorities concurrently with this report.

The Reserves, Operations and Environmental, Health and Safety Committee of the board of directors of the Company has

(a) reviewed the Company's procedures for providing information to the independent qualified reserves evaluator;

(b) met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and

(c) reviewed the reserves data with management and the independent qualified reserves evaluator.

The Reserves, Operations and Environmental, Health and Safety Committee of the board of directors has reviewed the Company's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has, on the recommendation of the Reserves, Operations and Environmental, Health and Safety Committee, approved

(a) the content and filing with securities regulatory authorities of Form 51-101F1 containing reserves data and other oil and gas information;

(b) the filing of Form 51-101F2 which is the report of the independent qualified reserves evaluator on the reserves data; and

(c) the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material. However, any variations should be consistent with the fact that reserves are categorized according to the probability of their recovery.

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(signed) *"James S. Kinnear"*
James S. Kinnear
Chairman, President and Chief Executive Officer
Pengrowth Corporation

(signed) *"William G. Christensen"*
William G. Christensen
Vice President, Strategic Planning and Reservoir Exploitation
Pengrowth Corporation

(signed) *"~~Kirby L. Hedrick~~Wayne Foo"*
~~Kirby L. Hedrick~~Wayne Foo
Director
Pengrowth Corporation

(signed) *"D. Michael G. Stewart"*
D. Michael G. Stewart
Director
Pengrowth Corporation

~~March 19,~~September 15, 2008

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